October 4, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathryn McHale

  Re:
  NetSpend Holdings, Inc.
  Amendment No. 5 to Registration Statement on Form S-1
  Filed September 30, 2010
  File No. 333-168127

Ladies and Gentlemen:

        Set forth below are the responses of NetSpend Holdings, Inc. (the "Company") to the comments contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated October 1, 2010, with respect to the above-captioned filing.

        For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter. The Company's response to each comment or request is set forth immediately below the text of the applicable comment or request. The Company is concurrently filing Amendment No. 6 to the Form S-1 via EDGAR. Five marked copies of Amendment No. 6 are included with the hard copy of this letter to facilitate your review.

Item 15. Recent Sales of Unregistered Securities, page II-2

1.
Please update this section to show recent sales of your securities through September 30, 2010. In addition, as required by Item 701(d) of Regulation S-K, please provide the exemption from registration upon which you relied for each sale.

        Response:    In response to the Staff's comment, we have modified the disclosure on pages II-2 through II-6.

Exhibit 5.0. Legality Opinion

2.
Please file a current legality opinion prior to effectiveness which includes that your opinion is given with regard to the shares issued in accordance with (or as described in) the registration statement.

        Response:    The legality opinion has been filed as Exhibit 5.1 to the Form S-1.

* * * * *

        Please direct any questions that you have with respect to the foregoing to me at (512) 531-8662 or to William D. Howell of Baker Botts L.L.P. at (214) 953-6418.

Very truly yours,
/s/ Christopher T. Brown
Christopher T. Brown General Counsel, NetSpend Holdings, Inc.
cc:
Michael L. Bengtson, Baker Botts L.L.P.
William D. Howell, Baker Botts L.L.P.
Robert E. Buckholz, Jr., Sullivan & Cromwell LLP
Erin Magnor
Marc Thomas
Hugh West